Exhibit 99.1

GDS Announces US$150 million Equity Investment by Ping An Overseas Holdings

— Underpins Strategic Co-operation in Data Center Development —

SHANGHAI, China, March 13, 2019 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced a US$150 million equity investment by China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas Holdings”), a subsidiary of Ping An Insurance (Group) Company of China (“Ping An”). The investment will be in the form of convertible preferred shares. GDS will use the proceeds from the investment to fund expansion of its data center capacity and for general corporate purposes.

“We are delighted to strengthen our strategic relationship with Ping An through this investment,” commented Mr. William Huang, Chairman and Chief Executive Officer of the Company. “We very much appreciate Ping An’s support as an investor in GDS and are honored to count them as one of our top customers. We see great potential to work with Ping An in growing its market-leading technology platforms and ecosystems in key verticals such as fintech, healthcare, auto-services, real estate, and smart cities. Ping An is among the largest and most admired companies in China. We are proud of the trusted relationship we have built with them and are excited to work more closely together in achieving both of our goals.”

Mr. Hoi Tung, Chairman and Chief Executive Officer of Ping An Overseas Holdings, commented, “Over the past 6 years, Ping An has built a fruitful and longstanding relationship with GDS, and we have witnessed their tremendous success in becoming a prominent franchise in the data center industry. Ping An Overseas Holdings’ investment represents yet another vote of confidence in GDS’ capability in being a driving force leading the next wave of technological advancement in China.”

“Ping An Overseas Holdings looks forward to further expanding our partnership with GDS in areas such as financing and real estate. In addition, as Ping An has a strong commitment to our strategy of “Finance + Technology” and “Finance + Ecosystem”, we will also seek to pursue strategic co-operation with GDS in the technology arena.” Mr. Tung concluded.

The investment by Ping An Overseas Holdings in GDS includes the following terms:

•                      During the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% p.a. dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at the option of GDS. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% p.a. minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding.

•                      The convertible preferred shares are convertible into GDS’ Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per American depositary shares (“ADSs”), representing a premium of 13.3% to the volume weighted average price of GDS’s ADS for the 30 trading days immediately preceding the signing date, subject to customary anti-dilution adjustments.

•                      GDS will have the right to trigger a mandatory conversion at its election, beginning on March 15, 2022, provided certain conditions are met, including GDS’ Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period.

•                      Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) GDS’ ADS ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market.  After eight years, GDS will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, and including accrued and unpaid dividends.

In addition, Ping An Overseas Holdings will have the right to designate one non-voting observer to attend any meetings of the GDS Board of Directors, subject to maintaining its shareholding at or above a specified percentage threshold.

The transaction is expected to close within ten (10) business days, subject to the receipt of customary corporate and regulatory approvals. Additional information regarding the investment will be included in a Form 6-K to be filed today by GDS with the Securities and Exchange Commission.

Legal and Financial Advisors

J.P. Morgan acted as sole placement agent to GDS in connection with the private placement and Simpson Thacher & Bartlett LLP served as legal counsel. DLA Piper LLP served as legal counsel to Ping An Overseas Holdings.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

About China Ping An Insurance Overseas (Holdings) Limited

China Ping An Insurance Overseas (Holdings) Limited is a direct wholly-owned subsidiary of Ping An Insurance (Group) Company of China, Ltd. (2318.HK), and is Ping An’s main overseas platform for direct investments and asset management.  Ping An Overseas Holdings offers a wide range of investment products, asset management, and investment consulting services, from alternative investments, including private equity, infrastructure, real estate and private credit assets, to capital markets investments in fixed income investments, ETF, Cross-Asset Risk Premia investments and more.  Ping An Overseas Holdings and its subsidiaries draw on their strong investment research and portfolio management capabilities to provide our customers with comprehensive value-added services and solutions.

Safe Harbor

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com